[ Janus Letterhead ]
March 22, 2013
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”) 1933 Act File No. 002-34393 1940 Act File No. 811-01879 Post-Effective Amendment No. 180
Dear Gentlemen:
On behalf of the Registrant and its underlying series (each, a “Fund” and collectively, the “Funds”), this letter is to respond to your comments made by telephone on January 2, 2013 and January 4, 2013 with respect to the Registrant’s Post-Effective Amendment No. 180 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on November 13, 2012. The staff of the Securities and Exchange Commission’s (the “Staff”) comments, as we understand them, and the Registrant’s responses to Staff comments are as follows:
1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing, and carry over comments, as applicable, to the Registrant’s other Prospectuses and Statements of Additional Information (“SAIs”).

Response: The Registrant acknowledges the comment and confirms that it has complied.
Prospectus Comments ~ General
2.	Staff Comment: The Staff indicated that the Registrant should consider whether any disclosure is needed with respect to recent regulatory reform under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Response: The Registrant has included disclosure relating to recent regulatory reform and the potential impact such reform may have on the Funds.

3.	Staff Comment: The Staff noted that a fund with “global,” “international,” or “worldwide” in its name should invest in securities of at least ten countries and invest at least 40% of its assets in securities of foreign countries, excluding the United States.

Response: Consistent with investment policies and restrictions of each Fund, the Registrant has previously added or revised disclosure as appropriate to reflect that each Fund invests in several countries. The Registrant believes each Fund’s investment policies are consistent with formal SEC guidance regarding fund names.

4.	Staff Comment: The Staff noted that the Funds’ fee tables were incomplete and requested copies.

Response: As discussed, fee tables filed with the 485(a) filing were not updated due to the fact that the Funds’ audit was not yet complete. The Registrant supplementally provided via email several updated fee and expense tables for the Staff’s review.

5.	Staff Comment: With respect to Janus Global Research Fund and Janus Worldwide Fund, the Staff requested that the Registrant confirm that the Prospectuses for each Fund involved in the merger have been supplemented.

Response: The Registrant confirms that it has supplemented the appropriate Fund Prospectuses.
Prospectus Comments ~ Janus Protected Series – Global
6.	Staff Comment: With respect to the Fund’s Maximum Settlement Amount of $500 million as stated in the Prospectus, the Staff inquired whether that amount is the total amount available for all share classes of the Fund, and inquired as to whether the amount could be changed or eliminated altogether.

Response: The Registrant confirms that the Maximum Settlement Amount is the total amount available for all share classes. Pursuant to the current Capital Protection Agreement, the Maximum Settlement Amount is $500 million. This amount cannot be changed without an amendment to this agreement.

7.	Staff Comment: With respect to the terms “maximum protected amount” and “aggregate protected amount,” the Staff inquired whether the terms were synonymous and, if so, to use the more appropriate of the two terms versus using the two terms interchangeably.

Response: Maximum Protected Amount and Aggregate Protected Amount are not synonymous and carry specific meaning, as defined in the Capital Protection Agreement, and as described in the Fund’s Prospectus.

8.	Staff Comment: The Staff inquired whether the Fund was subject to expense recoupment as a result of any fees waived by Janus Capital.

Response: The Registrant confirms that Janus Capital does not have the ability to recoup expenses as a result of any fees waived for the Fund.
Prospectus Comments ~ Growth & Core Funds
9.	Staff Comment: The Staff asked for an explanation regarding the derivatives disclosure reflected for Janus Contrarian Fund, indicating that it was not clear whether the Fund was shorting the derivatives or the referenced instruments; in addition, with respect to disclosure indicating that the Fund may invest in derivatives “as substitutes” for securities, the Staff asked for confirmation that there is a close correlation between the derivative and the security for which the derivative could be considered a substitute.

Response: As described in the disclosure, the Fund may take short or long positions in derivatives. In addition, the Registrant confirms that to the extent a Fund invests in derivatives as a substitute for securities in which the Fund would otherwise invest, such derivatives will have a correlation to the security in which the Fund would have otherwise invested.

10.	Staff Comment: With respect to a statement in the Funds’ Prospectuses and SAIs referring shareholders to the Funds’ shareholder reports and quarterly reports, the Staff requested the removal of these cross references.

Response: The Registrant confirms that all such cross references have been deleted.

11.	Staff Comment: With respect to disclosure describing short sale dividend expenses as expenses which are paid to the lender of “borrowed securities,” the Staff asked the Registrant to consider using the word “instruments” instead of “securities.”

Response: The Registrant acknowledges the comment.

12.	Staff Comment: With respect to disclosure pertaining to mortgage- and asset-backed securities, the Staff asked if the disclosure had been updated to reflect any applicable changes to the current status of Fannie Mae’s and Freddie Mac’s conservatorship.

Response: The Registrant has updated the disclosure accordingly.
SAI Comments ~ Combined Funds
13.	Staff Comment: With respect to disclosure pertaining to the subadvisory fee rate paid by Janus Capital to Janus Singapore, the Staff asked the Registrant to confirm that the subadvisory fee rate is one-half of the investment advisory fee rate.

Response: The Registrant confirms that the subadvisory fee rate is one-half of the current advisory fee rate as determined under the Fund’s investment advisory agreement.

14.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

Response: The Registrant provides its response below.
The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filing. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

If you have any concerns regarding the above responses, please call me at (303) 336-4132. Thank you for your assistance in this matter.
Respectfully,
/s/ Christine Scheel
Christine Scheel
Legal Counsel

cc:	Stephanie Grauerholz-Lofton, Esq. Larry Greene, Esq. Richard C. Noyes, Esq. Donna Brungardt